UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 245TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 2, 2014

1. DATE, TIME AND PLACE: On June 2, 2014, at 9:00 a.m., at the head office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº nº.1510, 14º andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to paragraph 2, article 17 of the Company’s Bylaws.

3. ATTENDANCE:  All the members of the Board of Directors (“Board”). The meeting was also attended by the executive officers and during a part of it, by Mr. André Dorf, CEO of CPFL Renováveis. The written vote by Mr. Carlos Alberto Cardoso Moreira was placed on record, in accordance with paragraph 7 of article 17 of the Bylaws, thus including him in the list of attendees.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived since all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the head office of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After discussing and examining the items on the Agenda, the directors discussed the following matters and resolved to:

(i)          Take cognizance of the activities of the Advisory Committees and Commissions of the Board of Directors in May;

(ii)         Approve (a) the constitution of three (3) Advisory  Commissions of the Board of Directors for the period 2014/2015, namely: Strategy Commission; Risk Management Commission and the Budget and Corporate Finance Commission; and (b) the respective worksheets;

(iii)      Appoint the following members to the Advisory Commissions of the Board of Directors for a term of one (1) year: Strategy Commission: Francisco Caprino Neto, Fernando Santos do Nascimento and Carlos Eduardo Reich; Risk Management Commission: Francisco Caprino Neto, Renê Sanda, Paola Rocha Ferreira and Maria Helena S. F. de Santana; and the Budget and Corporate Finance Commission: Francisco Caprino Neto, Fernando Santos do Nascimento and Carlos Eduardo Reich.

(iv)     Approve the disclosure by the Company that Mr. Marcelo de Andrade, elected to the Audit Board at the Annual Shareholders' Meeting held on April 29, qualifies as a financial expert in compliance with Section 407 of the Sarbanes-Oxley Act and with the rules of the U.S. Securities and Exchange Commission ("SEC") applicable to foreign companies listed on a U.S. stock exchange;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ): 02.429.144/0001-93 – Company Registry (NIRE) No. 353.001.861-33

(v)            Approve the minutes of the 242nd, 243rd and 244th meetings of the Board held on April 30, May 7 and 26, 2014;

(vi)        Take cognizance of the managerial highlights and material facts in the month of May, reported by the Chief Executive Officer;

(vii)       Recommend to the directors indicated by the Company to the Board of Directors of Centrais Elétricas da Paraíba S.A. - Epasa (“Epasa”) the election of Mr. José Ferreira Abdal Neto to the position of Chief Executive Officer, in place of Mr. Hélio Viana Pereira, for the remainder of the current term of office of the Board of Executive Officers, until the Annual Shareholders’ Meeting of 2015 and

(viii)      Recommend to the representatives of the Company at the Shareholders’ Meeting of Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Luz e Força de Mococa (“CPFL Mococa”), jointly known as “Distributors” or “Spun-off companies”, and in the Partners’ Meeting of CPFL Centrais Geradoras Ltda.(“CPFL CG” or “Merging Company”), as per Resolution No. 2014042-E of the Board of Executive Officers, to vote for the partial spin-off of the Distributors and the merger of the spun-off portions corresponding to certain power generation assets and liabilities with CPFL CG in order to deverticalize the small hydroelectric plants (“PCH”) and mini hydroelectric plants (“CGH”), with the approval from the regulatory authority, the National Electricity Regulatory Agency (“ANEEL”), as per Authorization Resolution No. 4,237 of July 9, 2013.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the directors present and by the secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Carlos Alberto Cardoso Moreira, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 13, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.